Filed Pursuant to Rule 433
Registration Statement Number 333-232941
September 7, 2021

COMCAST CORPORATION

€1,250,000,000 0.000% Notes due 2026 (the “2026 Notes”)

€500,000,000 0.250% Notes due 2029 (the “2029 Notes”)

The 2026 Notes and the 2029 Notes are herein referred to as the “Notes.”

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)
Guarantors:	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Issue of Securities:	0.000% Notes due 2026
0.250% Notes due 2029
Denominations:	The Notes will be issued in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof
Use of Proceeds:	The Company intends to use the net proceeds from the offering, after deducting underwriters’ discount and expenses, for the refinancing of Sky Limited’s 1.500% guaranteed notes due September 15, 2021 (€1.5 billion principal amount outstanding as of the date hereof) and any excess proceeds for the repayment of other debt.
Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee
Optional Tax Redemption:	Each series of Notes may be redeemed, at any time, by the Company, in whole, but not in part, at a redemption price equal to 100% of the aggregate principal amount of such Notes, together with accrued and unpaid interest on such Notes being redeemed to, but not including, the date fixed for redemption, if as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date hereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts as described in the Prospectus Supplement
Trustee:	The Bank of New York Mellon
Paying Agent:	The Bank of New York Mellon, London Branch
Expected Ratings: [1]	Moody’s: A3; S&P: A-; Fitch: A-
Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Commerzbank Aktiengesellschaft Banco Santander, S.A.
Co-Managers:	Merrill Lynch International
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse International
Goldman Sachs & Co. LLC
J.P. Morgan Securities plc
Mizuho International plc
Morgan Stanley & Co. International plc
RBC Europe Limited
SMBC Nikko Capital Markets Limited
The Toronto-Dominion Bank
Wells Fargo Securities International Limited
U.S. Bancorp Investments, Inc.
Trade Date:	September 7, 2021
Settlement Date:	September 14, 2021 (T+5)
Listing:	The Company intends to list each series of Notes on the NASDAQ Global Market

It is expected that delivery of the Notes will be made against payment therefor on or about September 14, 2021, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2026 Notes
Aggregate Principal Amount:	€1,250,000,000
Maturity Date:	September 14, 2026
Interest Rate:	0.000% per annum, accruing from September 14, 2021
Interest Payment Dates:	September 14 of each year, commencing September 14, 2022
Benchmark Bund Rate:	DBR 0.000% due August 15, 2026
Benchmark Bund Price:	103.280%
Spread to Benchmark Bund:	71.5 bps
Mid-swap Rate:	-0.287%
Reoffer Spread to Mid-swap:	35 bps
Yield to Maturity:	0.063%
Public Offering Price:	99.686% plus accrued interest, if any, from September 14, 2021
Underwriters’ Discount:	0.225%
Net Proceeds to Comcast, Before Expenses:	99.461% per €1,250,000,000 principal amount of 2026 Notes; €1,243,262,500 total
Day Count Convention:	Actual/Actual (ICMA)
Optional Redemption:	The 2026 Notes are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 2026 Notes, at any time prior to August 14, 2026 (one month prior to the maturity of the 2026 Notes) (the “2026 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2026 Par Call Date, in each case discounted to the redemption date on an actual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the applicable Bund Rate plus 10 basis points, provided that, if the 2026 Notes are redeemed on or after the 2026 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 2026 Notes may be issued. The 2026 Notes and any additional 2026 Notes that may be issued may be treated as a single series for all purposes under the Indenture
CUSIP / ISIN / Common Code:	20030N DX6 / XS2385397901 / 238539790

2029 Notes
Aggregate Principal Amount:	€500,000,000
Maturity Date:	September 14, 2029
Interest Rate:	0.250% per annum, accruing from September 14, 2021
Interest Payment Dates:	September 14 of each year, commencing September 14, 2022
Benchmark Bund Rate:	DBR 0.00% due August 15, 2029
Benchmark Bund Price:	103.800%
Spread to Benchmark Bund:	82.8 bps
Mid-swap Rate:	-0.091%
Reoffer Spread to Mid-swap:	45 bps
Yield to Maturity:	0.359%
Public Offering Price:	99.142% plus accrued interest, if any, from September 14, 2021
Underwriters’ Discount:	0.350%
Net Proceeds to Comcast, Before Expenses:	98.792% per €500,000,000 principal amount of 2029 Notes; €493,960,000 total
Day Count Convention:	Actual/Actual (ICMA)
Optional Redemption:	The 2029 Notes are redeemable at the option of the Company at any time, in whole or in part, at the “Redemption Price.” The Redemption Price will equal, with respect to the 2029 Notes, at any time prior to June 14, 2029 (three months prior to the maturity of the 2029 Notes) (the “2029 Par Call Date”), the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the principal amount of such notes and the scheduled payments of interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the 2029 Par Call Date, in each case discounted to the redemption date on an actual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the applicable Bund Rate plus 15 basis points, provided that, if the 2029 Notes are redeemed on or after the 2029 Par Call Date, the Redemption Price will equal 100% of the principal amount of such notes; plus, in each case, accrued and unpaid interest thereon to the date of redemption

Additional Issuances:	An unlimited amount of additional 2029 Notes may be issued. The 2029 Notes and any additional 2029 Notes that may be issued may be treated as a single series for all purposes under the Indenture
CUSIP / ISIN / Common Code:	20030N DY4 / XS2385398206 / 238539820

Manufacturer target market (MiFID II product governance/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs/UK PRIIPs key information document has been prepared as the notes are not available to retail investors in the EEA and the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Barclays at +1 (888) 603-5847; or (ii) Deutsche Bank at +1 (800) 503-4611, Email: prospectus.CPDG@db.com.